OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Transnational Financial Network, Inc.
(Name of Issuer)
Common Stock (no par value)
(Title of Class of Securities)
893776 10 4
(CUSIP Number)
George F. Jones, Jr.
President, Texas Capital Bank, N.A.,
2100 McKinny Avenue
Suite 900
Dallas, Texas 75201
(214) 932-6600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 16, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	893776 10 4	13D	Page	2	of	5

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Texas Capital Bank, N.A. (75-2695994)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Reporting person is a national banking association with a principal business address of 2100 McKinney Avenue Suite 900, Dallas, Texas 75201.

	7	SOLE VOTING POWER:

NUMBER OF		1,133,645

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,133,645

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,133,645

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.69% (based on 6,791,360 shares of common stock outstanding on September 10, 2006 as disclosed in the Form 10-QSB filed by the Issuer on September 14, 2006.)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

BK

Schedule 13D
Under the Securities and Exchange Commission Act of 1934
Item 1. Security and Issuer
     This Schedule 13D (“Statement”) relates to the shares of Common Stock (no par value) (“Common Stock”) of Transnational Financial Network, Inc., a company incorporated under the laws of the state of California (the “Issuer”). The principal executive offices of the Issuer are located at 401 Taraval Street, San Francisco, CA 94116.
Item 2. Identity and Background
     This Statement is filed by Texas Capital Bank, N.A. as the beneficial owner of 1,133,645 shares of Common Stock or approximately 16.69% of the outstanding shares of Common Stock. Texas Capital Bank, N.A. is a national banking association in the United States with a principal business address of 2100 McKinney Avenue, Suite 900, Dallas, Texas 75201.
     (d) - (e) During the last five years, the Reporting Person has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The shares were acquired in connection with the acquisition of all of the assets of the residential mortgage lending division of Texas Capital Bank, N.A. by the Issuer.
Item 4. Purpose of Transaction
     The acquisition of such securities arose out of an acquisition by the Issuer of all of the assets of the residential mortgage lending division of Texas Capital Bank, N.A. Pursuant to the definitive agreement whereby the Issuer acquired all of the assets of the residential mortgage lending division of Texas Capital Bank, N.A., Texas Capital Bank, N.A. may acquire up to 866,355 subject to earnout provisions in such definitive agreement. There are no other plans to acquire additional securities of the Issuer.
Item 5. Interest in Securities of Issuer
(a)	As of October 16, 2006, Texas Capital Bank, N.A. is the record owner of 1,133,645 shares of Common Stock.

(b)	As of October 16, 2006, Texas Capital Bank, N.A. has the sole power to vote and dispose of the 1,133,645 shares of Common Stock described in Item 5, paragraph (a) above.

(c)	The sole transaction in which Texas Capital Bank, N.A. engaged in with respect to the Issuer’s shares of Common Stock within the last 60 days is the transaction that gave rise to filing of this Schedule 13D.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by Texas Capital Bank, N.A.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Asset Purchase and Sale Agreement, dated as of September 30, 2006, between Texas Capital Bank, N.A. and Transnational Financial Network, Inc.
Item 7. Material to Be Filed as Exhibits
     None

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 25, 2006	TEXAS CAPITAL BANK, N.A.
	By:	/s/ Peter B. Bartholow
		Name:	Peter B. Bartholow
Its: CFO

5